NIOGOLD MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Quarter Ended November 30, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim financial statements of Niogold Mining Corp. (“the Company”) for the quarter ended November 30, 2008 (the "Current Period") and compares the financial results for the Current Period to those of the quarter ended November 30, 2007 (the "Comparative Period"), and the Company's financial condition as at November 30, 2008 to that at August 31, 2008.

The following information, prepared as of January 26, 2009, should be read in conjunction with the November 30, 2008 unaudited interim financial statements.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principals. All amounts are expressed in Canadian Dollars.

Historical results of operations, percentage relationships and any trends that may be inferred from the following discussion and analysis are not necessarily indicative of the operating results for any future period.

Business of the Company

The Company is engaged in mineral property exploration in the Province of Quebec.

The Company has assembled a property portfolio that shows potential for 1) gold and 2) a diverse suite of elements including base metals, uranium, niobium, rare earths and phosphorus.

Discussion of Financial Condition and Results of Operations

Financial Condition

As at November 30, 2008, the Company had $4,295,718 of current assets and $272,724 of current liabilities, resulting in working capital of $4,022,994. This compares to working capital of $5,008,882 as at August 31, 2008. This decline in the Company’s working capital position was primarily the result of exploration expenditures in the Current Period – see "Mineral Property Expenditures” below.

The Company's mineral properties had a book value for accounting purposes of $10,309,207 at the end of the Current Period, compared to $9,537,940 as at August 31, 2008. There were no write-downs or write- offs of mineral properties during the Current Period or the Comparative Period.

Equity Financings

During the Current Period and the Comparative Period the Company did not conduct any equity financings, nor did it receive any funds from the exercise of share purchase warrants or options.

Results of Operations

The Company incurred a net loss of $256,867 or $0.004 per share in the Current Period after an unrealized loss on investments of $25,813. The loss before unrealized loss on investments was $231,054 or $0.004 per share. These figures compare with a net loss of $118,156 or $0.002 per share in the Comparative Period after an unrealized gain on investments of $102,561. The Comparative Period loss before unrealized loss on investments was $220,717 or $0.004 per share.

Operations for the Current Period generated no revenue. Expenses for the Current Period consisted primarily of shareholder information, legal and audit, management fees, and other general and administrative expenses. There were no extraordinary items charged to income.

During the Current Period, the Company spent $771,267 on mineral property exploration – for additional details see "Mineral Property Expenditures" below. This compares with $799,755 spent on mineral property exploration in the Comparative Period.

Mineral Property Expenditures

Marban, First Canadian, Norlartic and Gold Hawk Properties – $592,013

Drilling operations continued during the Current Period with 2,710 metres of drilling in 8 holes completed on the Marban Mine sector and 270 metres of drilling in one hole completed on the Gold Hawk claims.

A total of 24,643 metres of drilling in 67 holes have been completed on the Marban Block and Malartic Hygrade properties since the start of the 2008 drilling program last January – see “Camflo West and Malartic Hygrade Project” below.

Marban Block

The two areas of the Marban Mine sector being investigated are the West Extension, west of the old mine shaft, and the Wedge Zone, east of the mine shaft. First pass investigation of these targets at 100-metre spacing has been completed and definition drilling at 50-metre spacing is in progress. The drill hole pattern will be sufficient to conduct first resource estimates on the mineralised zones.

During the Current Period assay results were received for 9 holes that tested the West Extension of the Marban Mine gold zones. Best results include 28.80 g/t Au over 1.2 metres, 13.90 g/t Au over 1.2 metre and 10.24 g/t Au over 2.5 metres. These results confirm the presence of at least seven sub-parallel east- west gold mineralised shear zones over the area.

As part of an enhanced quality control program, drill core samples that returned assay values greater than 0.5 g/t Au were renumbered and sent to a second assay lab for assaying. Blanks and standards were inserted in the sample batch.

Assay results were also received for seven holes drilled east of the Marban Mine shaft that targeted the near surface Wedge Zone and Upper Wedge Zone and the dip extensions of the Mine Zones. Best results from the seven holes include 31.68 g/t Au over 2.2 metres, 18.11 g/t Au over 3.7 metre and 16.60 g/t Au over 1.2 metres.

Assay results received to date demonstrate that the Marban gold mineralised system is much larger than previously known, with mineralization extending from near-surface to greater than 700 metres depth.

A preliminary version of the geological compilation of the Marban Block has been completed incorporating geological maps from various past operators and refined using the EarthMetrix regional and local structural studies and the recently completed geophysical plans. New information continues to be added to the geological compilation as drilling over the West Extension and Wedge Zone progresses.

Gold Hawk

A single hole was drilled to a depth of 270 metres in order to investigate cross-cutting structures interpreted by the EarthMetrix structural study completed earlier in 2008. The target is located in the central portion of the Gold Hawk claims where limited drilling was conducted in the past. Assay results are pending.

Camflo West and Malartic Hygrade Project – $98,445

Malartic Hygrade

On September 29, 2008, the Company entered into an option agreement with Breakwater Resources Ltd. and Atlanta Gold Inc. to acquire up to an 80% interest in a group of claims known as the Malartic H property, which adjoins the Malartic Hygrade property – see “Property Acquisitions and Dispositions" below.

During the Current Period the Company continued the compilation and validation of historic drill hole data for the Malartic Hygrade and newly acquired Malartic H properties.

A first pass 1,000 metre drill program was initiated with a total of 857 metres drilled in the Current Period. By the end on November two holes had been completed and one hole was in progress. Assay results are pending.

Camflo West

New information generated by the spring stripping program and structural study identified high priority drill targets along the trace of the Norbenite-Marbanite Shear. A six-hole 1,500 metre drilling program is being planned to test these new targets.

Héva Property – $956

During the Current Period the Company attended to the filing of claim renewals.

Vassan and Siscoe East Claims – $23,149

Under the terms of an option agreement dated September 29, 2006, Alexandria Minerals Corporation earned a 70% interest in the Vassan Property by issuing 100,000 shares to the Company and incurring $65,000 of exploration expenditures on the property.

In June 2008 the Company entered into an option and joint venture agreement with Alexandria under the terms of which the Company may acquire a 50% interest in certain mining claims known as the Siscoe East claims.

After signing the Siscoe East agreement, the Company began the task of compiling geophysical and drill hole data on the property.

An initial 1,500- to 2,000-metre drilling program is being planned to test the area between the former Siscoe and Sullivan mines.

During the Current Period the Company also attended to the filing of claim renewals.

Pump Lake Project – $31,221

A prospecting program conducted during the Current Period revealed an extensive radioactive zone with high uranium and thorium counts. The area is located on the east side of Lac Lesueur.

A grid-type reconnaissance ground radiometric survey was conducted in October and a limited mechanical stripping and sampling program was conducted in November to expose bedrock over the areas with highest responses. Eighty-one channel and rock chip samples were taken across the exposed radioactive zone and were sent for gold, platinum and palladium assaying and multi-element suite analysis. Assay results are pending.

During the Current Period the Company also made progress on preparation of the 2007-2008 exploration report which will be submitted for assessment credits.

Blondeau-Guillet Project – $108

This property is under option to SearchGold Resources Inc. Under the terms of the option agreement dated June 20, 2006, SearchGold may earn a 70% interest in the Blondeau-Guillet property by paying $50,000 (paid), issuing 750,000 shares (received) and incurring 620,000 in exploration expenditures over 3 years.

During the Current Period the Company attended to the filing of claim renewals.

Le Tac Project – $nil

There was no exploration activity on this property during the Current Period.

Montviel Carbonatite Project – $374

During the Current Period the Company attended to the filing of claim renewals.

Boyvinet Project – $nil

There was no exploration activity on this property during the Current Period.

Property Acquisitions and Dispositions

Malartic H Property

On September 29, 2008, the Company entered into an option agreement with Breakwater Resources Ltd. and Atlanta Gold Inc. to acquire up to an 80% interest in a group of claims known as the Malartic H property. The property consists of 18 mining claims covering 780 hectares located 7.5 kilometres northeast of Malartic, Quebec. The Company paid $25,000 cash upon signing and under the terms of the agreement will incur up to $1.2 million of expenditures on the property by September 1, 2009. Upon exercise of the option Niogold will acquire a 60% interest in the property and will form a joint venture with Breakwater to jointly explore the property. The agreement provides that the Company may acquire an additional 20% interest in the property by fulfilling certain conditions.

Other Financial Information

Selected Annual Information

The following table provides selected financial information for each of the three most recently completed financial years.

	August 31, 2008 $	August 31, 2007 $	August 31, 2006 $
Total Revenue	-	-	-
Loss Before Extraordinary Items - Total - Per share (1) (2)	(911,702) (0.01)	(1,226,831) (0.03)	(834,209) (0.04)
Loss - Total - Per share (1) (2)	(911,702) (0.01)	(1,226,831) (0.03)	(834,209) (0.04)
Total Assets	15,037,822	15,467,469	6,310,356
Total Long Term Liabilities	-	-	-
Cash Dividends Declared - Per common share	-	-	-

(1)

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

(2)

Fully diluted loss per share is not presented because the exercise of options and warrants would not be dilutive.

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the Current Period.

Recent Pronouncements – Goodwill and Intangibles

Effective March 1, 2009, the Company will adopt CICA Handbook Section 3064 "Goodwill and Intangible Assets" which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section is effective for interim and annual financial statements issued on or after January 1, 2009, and is not expected to have a significant impact on the Company's financial statements.

Recent Pronouncements – International Financial Reporting Standards (“IFRS”)

Effective September 1, 2011, the Company expects to adopt International Financial Reporting Standards (“IFRS”). Publicly accountable profit-oriented enterprises will be required to implement IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Summary of Quarterly Results

The following table provides selected financial information for the eight most recently-completed fiscal quarters.

	First Quarter Ended Nov 30,	Fourth Quarter Ended Aug 31,	Third Quarter Ended May 31,	Second Quarter Ended Feb 29,	First Quarter Ended Nov 30,	Fourth Quarter Ended Aug 31,	Third Quarter Ended May 31,	Second Quarter Ended Feb 28,
	2008	2008	2008	2008	2007	2007	2007	2007
	$	$	$	$	$	$	$	$
Total
Revenue	-	-	-	-	-	-	-	-
Loss
- Total	256,857	292,211	308,542	192,793	118,156	339,372	377,170	391,717
- Per Share	0.00	0.00	0.01	0.00	0.00	0.01	0.01	0.01

Liquidity and Capital Resources

The Company has met all cash requirements for its operations from funds previously raised through completed equity financings. Future funding needs of the Company will be dependent upon the Company’s continued ability to obtain equity and/or debt financing to continue exploration activities and to otherwise meet its financial obligations as they become due.

At the present time, Management feels that the Company has adequate cash resources to satisfy its exploration activities in the near future.

Over the longer term, a number of factors will affect the Company’s ability to raise additional equity capital, including but not limited to market conditions and the economic prospects of its mineral properties.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the carrying value of mineral properties and any impairment thereof, and the value of incentive share purchase options.

Carrying Value of Mineral Properties

The recoverability of amounts capitalized for undeveloped mineral properties is dependent upon the discovery of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Management reviews the carrying amount of the Company's mineral properties and other long-lived assets annually or as changes in events and circumstances warrant in order to determine whether there is any impairment in the value of those assets. Management has determined that no write-down of long- lived assets is necessary as at the end of the Current Period.

Valuation of Share Purchase Options

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including expected share price volatility. Changes in these assumptions can materially affect the fair value estimate.

Related Party Transactions

The following table summarizes transactions between the Company and related parties.

	2008 $	2007 $
Transactions During the Quarter
Deferred exploration costs – salary paid or payable to a director and officer of the
Company.	36,000	36,000
Management fees paid or payable to a company controlled by a director and officer of the Company.	36,000	36,000
Office rent paid to companies controlled by directors of the Company.	1,500	1,500
Balances at end of Quarter
Amount included in accounts payable owed to a company controlled by a director and officer of the Company, without interest or specified terms of repayment.	584	-

Financial Instruments and Risk Assessment Classification of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, investments in marketable securities, accounts receivable, and accounts payable and accrued liabilities. The Company does not have any hedging instruments.

The Company classifies its cash and cash equivalents, restricted cash and cash equivalents, and investments in marketable securities as held-for-trading, which are measured at fair value. Refundable tax credits, mining duties, sales taxes and other accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as financial liabilities, which are measured at amortized cost.

Fair Values

The carrying amount of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities each approximate their fair values due to the short-term maturities of these instruments. The fair value of investments in marketable securities is based on quoted market prices.

Credit Risk

The Company’s accounts receivable include refundable tax credits and mining duties, refundable Quebec sales taxes and GST. These amounts may be subject to audit verification by Canada Revenue Agency and/or Revenu Quebec but do not expose the Company to significant credit risk. The Company has no history of bad debts.

Foreign Exchange and Interest Rate Risk

Because the Company's functional currency is the Canadian dollar and all current operations occur within Canada, the Company is not exposed to significant foreign exchange risk. The Company has no debt and so is not exposed to significant interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The continued ability of the Company to settle its financial obligations with cash depends upon its success at raising equity financing in a timely manner.

Subsequent Events

Cancellation of Share Purchase Options

On December 5, 2008, the Company cancelled 100,000 share purchase options exercisable at $0.25 per share and 700,000 share purchase options exercisable at $0.215 per share.

Share Purchase Options Granted

On December 5, 2008, the Company granted 375,000 share purchase options to directors and employees. The options are exercisable at $0.20 per share until December 5, 2013.

Expiry of Share Purchase Warrants

On December 27, 2008, the remaining 118,611 share purchase warrants exercisable at $0.70 per share expired.

Shares Issued for Mineral Properties

On January 13, 2009, the Company issued 500,000 common shares in connection with the acquisition of the Marban, First Canadian and Norlartic claims, Quebec.

Outstanding Securities of the Company

Issued and Outstanding Shares

As at November 30, 2008, the Company had 61,792,089 common shares issued and outstanding. As at January 26, 2009, the effective date of this MD&A, the Company had 62,292,089 common shares issued and outstanding.

Outstanding Director and Employee Options

As at January 26, 2009, the effective date of this MD&A, the following director and employee options were outstanding.

Exercise Price and Expiry Date	Number
$0.30 until February 21, 2010	150,000
$0.30 until April 25, 2010	125,000
$0.30 until February 16, 2011	100,000
$0.30 until March 14, 2011	225,000
$0.31 until May 19, 2011	120,000
$0.28 until December 12, 2011	205,000
$0.35 until January 17, 2012	175,000
$0.47 until February 6, 2012	100,000
$0.38 until February 19, 2012	250,000
$0.215 until May 3, 2012	20,000
$0.435 until August 8, 2012	500,000
$0.215 until August 8, 2012	220,000
$0.25 until December 12, 2012	100,000
$0.22 until January 23, 2013	50,000
$0.25 until February 20, 2013	50,000
$0.20 until April 1, 2013	125,000
$0.215 until August 13, 2013	255,000
$0.20 until December 6, 2013	375,000
3,145,000

Outstanding Warrants

As at January 26, 2009, the effective date of this MD&A, the following common share purchase warrants were outstanding.

Exercise Price and Expiry Date	Number
$0.70 until December 27, 2008	118,611

Risk and Uncertainty

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The recoverability of amounts shown for mineral properties may be affected by changing economic, regulatory and political variables. Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Forward-Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially differ from any future results, performance or achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance upon such forward-looking statements.

Additional Information

Additional information related to the Company is available from SEDAR at www.sedar.com.